Exhibit 12(b)
                              XEROX CORPORATION
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                                (In Millions)

                         Three Months ended
                              March 31,        Year ended December 31,

                             1998   1997   1997   1996   1995   1994
1993*
Fixed charges:
  Interest expense          $ 156  $ 135 $  617 $  592 $  603 $  520  $  540
  Rental expense               28     34    140    140    142    170     180
Total fixed charges
  before capitalized
  interest and preferred
  stock dividends of
  subsidiaries                184    169    757    732    745    690     720
Preferred stock dividends
  of subsidiaries              14      6     50
  Capitalized interest          -      -      -      -      -      2       5
    Total fixed charges     $ 198  $ 175 $  807 $  732 $  745 $  692  $  725

Earnings available for fixed
  charges:
  Earnings **               $ 459  $ 450 $2,268 $2,067 $1,980 $1,602  $
(193)
  Less undistributed
      income in minority
      owned companies          (9)   (23)   (84)   (84)   (90)   (54)
(51)
  Add fixed charges before
      capitalized interest
      and preferred stock
      dividends of
      subsidiaries            184    169  __757  __732  __745    690     720
  Total earnings available
      for fixed charges     $ 634  $ 596 $2,941 $2,715 $2,635 $2,238  $  476

Ratio of earnings to
  fixed charges (1)(2)       3.20   3.41   3.64   3.71   3.54   3.23     .66

(1) The ratio of earnings to fixed charges has been computed based on Xerox' continuing operations by dividing total earnings available for fixed charges, excluding capitalized interest and preferred stock dividends of subsidiaries, by total fixed charges. Fixed charges consist of interest, including capitalized interest and preferred stock dividends of subsidiaries, and one-third of rent expense as representative of the interest portion of rentals. Debt has been assigned to discontinued operations based on historical levels assigned to the businesses when they were continuing operations, adjusted for subsequent paydowns. Discontinued operations consist of Xerox' Insurance, Other Financial Services businesses and Third Party Financing and Real Estate businesses.



(13)
(2) Xerox' ratio of earnings to fixed charges includes the effect of, Xerox' finance subsidiaries which primarily finance Xerox equipment. Financing businesses are more highly leveraged and, therefore, tend to operate at lower earnings to fixed charges ratio levels than do non-financial businesses.


* 1993 earnings were inadequate to cover fixed charges. The coverage deficiency was $249 million.


** Sum of "Income (Loss) before Income Taxes, Equity Income and Minorities' Interests" and "Equity in Net Income of Unconsolidated Affiliates."








































(14)